FILE NO. 70-9711


                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                               AMENDMENT NO. 1
                                     TO
                           APPLICATION/DECLARATION
                                     ON
                                  FORM U-1
                                  UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

CONSOLIDATED EDISON, INC.                   NORTHEAST UTILITIES
(a New York Corporation)                    Western Massachusetts Electric
Consolidated Edison, Inc.                      Company
(a Delaware Corporation)                    The Quinnehtuck Company
Consolidated Edison of New York, Inc.       174 Brush Hill Road
4 Irving Place                              West Springfield, MA  01089
New York, N.Y.  10003

Consolidated Edison Solutions, Inc.         The Connecticut Light and Power
701 Westchester Avenue, Suite 201 West         Company
White Plains, N.Y.  10604                   Northeast Utilities Service
                                               Company
Consolidated Edison Development, Inc.       NU Enterprises, Inc.
CED/SCS Newington, LLC                      Northeast Generation Company
CED Generation Holding Company,             Northeast Generation Services
   LLC                                         Company
CED Management Company, Inc.                Select Energy, Inc.
CED Operating Company, L.P.                 Mode 1 Communications, Inc.
Consolidated Edison Energy                  The Rocky River Realty Company
   Massachusetts, Inc.                      Northeast Nuclear Energy
CED-GTM 1, LLC                                 Company
CED Ada, Inc.                               Select Energy Portland Pipeline,
Lakewood Cogeneration , L.P.                   Inc.
HCE - Lakewood Inc.                         Charter Oak Energy, Inc.
CED Generation Lakewood Company             107 Selden Street
111 Broadway, 16th Floor                    Berlin, CT  06037
New York, N.Y. 10006
                                            Select Energy Contracting, Inc.
Consolidated Edison Energy, Inc.            24 Prime Parkway
701 Westchester Avenue, Suite 201 West      Natick, MA  01760
White Plains, N.Y. 10604
                                            North Atlantic Energy Services
Consolidated Edison Communications,            Corporation
   Inc.                                     North Atlantic Energy Corporation
132 West 31st Street, 13th Floor            Public Service Company of New
New York, N.Y.                                 Hampshire
                                            1000 Elm Street
Orange and Rockland Utilities, Inc.         Manchester, NH  03105
Rockland Electric Company
Pike County Light & Power Company           Holyoke Water Power Company
1 Blue Hill Plaza                           1 Canal Street
Pearl River, NY  10965                      Holyoke, MA  01040


HEC Inc.
Reeds Ferry, Inc.
24 Prime Parkway
Natick, MA  01760

Yankee Energy System, Inc.
107 Selden Street
Berlin, CT  06037-1616

Yankee Gas Services Company
Yankee Energy Financial
   Services Company
NorConn Properties, Inc.
599 Research Parkway
Meriden, CT  06450-1030

Yankee Energy Services
   Company
148 Norton Street
P.O. Box 526
Milldatle, CT  06467

R.M. Services, Inc.
639 Research Parkway
Meriden, CT  06450-1030







                           CONSOLIDATED EDISON INC.

                   (Name of top registered holding company)

            Peter A. Irwin                Cheryl W. Grise'
            Consolidated Edison, Inc.     General Counsel
            4 Irving Place                Northeast Utilities Service Company
            New York, New York  10003     107 Selden Street
                                          Berlin, CT 06037

                  (Name and address of agents for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

            J.A. Bouknight, Jr.           Jeffrey C. Miller, Esq.
            Douglas G. Green              Assistant General Counsel
            James B. Vasile               Northeast Utilities
            Steptoe & Johnson LLP         Service Company
            1330 Connecticut Ave, NW      107 Selden Street
            Washington, D.C.  20036-1795  Berlin, CT 06037



     The Application/declaration in this file is hereby amended by filing the following exhibits:


Item 6. Exhibits and Financial Statements

       (a)Exhibits

       H-1  Form of Notice

SIGNATURES

     Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: September 20, 2000

     Consolidated Edison, Inc.
     (a Delaware Company)


     By: /s/ John D. McMahon
     John D. McMahon
     Vice President and General Counsel,

     Consolidated Edison, Inc.
     (a New York Company)
     Consolidated Edison of New York, Inc.

     By: /s/John D. McMahon
     John D. McMahon
     Senior Vice President and General Counsel,

     Consolidated Edison Solutions, Inc.

     By: /s/ Paula F. Jones
     Paula F. Jones
     Secretary

     Consolidated Edison Energy, Inc.

     By: /s/ Brain Cray
     Brain Cray
     Secretary

     Consolidated Edison Development, Inc.
     CED Ada, Inc.
     CED/SCS Newington, LLC
     CED Generation Holding Company, LLC
     CED Management Company, Inc.
     CED Operating Company, L.P.
     Consolidated Edison Energy Massachusetts, Inc.
     CED-GTM 1, LLC
     Lakewood Cogeneration, L.P.
     HCE - Lakewood Inc.
     CED Generation Lakewood Company

      By: /s/Andrew W. Scher
      Andrew W. Scher
      Secretary

      Consolidated Edison Communications, Inc.

     By: /s/ Edward P. Reardon
     Edward P. Reardon
     Secretary

     Orange and Rockland Utilities, Inc.
     Rockland Electric Company
     Pike County Light & Power Company

     By:/s/ Peter A. Irwin
     Peter A. Irwin
     Secretary


     Northeast Utilities
     Western Massachusetts Electric Company
     The Quinnehtuck Company
     The Connecticut Light and Power Company
     Northeast Utilities Service Company
     NU Enterprises, Inc.
     Northeast Generation Company
     Northeast Generation Services Company
     Select Energy, Inc.
     Mode 1 Communications, Inc.
     The Rocky River Realty Company
     Northeast Nuclear Energy Company
     Select Energy Portland Pipeline, Inc.
     Charter Oak Energy, Inc.
     Select Energy Contracting, Inc.
     North Atlantic Energy Services Corporation
     North Atlantic Energy Corporation
     Public Service Company of New Hampshire
     Holyoke Water Power Company
     HEC Inc.
     Reeds Ferry, Inc.
     Yankee Energy System, Inc.
     Yankee Gas Services Company
     Yankee Energy Financial Services Company
     NorConn Properties, Inc.
     Yankee Energy Services Company
     R.M. Services, Inc.

     By: /s/ David R. McHale
     Name: David R. McHale
     Title: Vice President and Treasurer - Northeast Utilities Service Company, as Agent for all of the above named companies.